Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Apergy Combination with ChampionX December 19, 2019

Forward-Looking Statements This investor presentation, and the related discussions, includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Copyright 2019 Apergy. All rights reserved.

Important Additional Info and No Offer or Solicitation Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab, Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2 Copyright 2019 Apergy. All rights reserved.

Today’s Presenters Soma Jay Deric SOMASUNDARAM NUTT BRYANT President & Chief Senior Vice President & Executive Vice President & Executive Officer Chief Financial Officer President of Ecolab’s Upstream Energy Business 3 Copyright 2019 Apergy. All rights reserved.

Combination Creates Global Leader in Production-Optimization Solutions Brings Together Differentiated Portfolio of Production-Optimization Solutions onto Single Platform for Enhanced Customer Productivity Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Compelling Long-Term Value Creation including ~$75 million of Expected Annual Cost Synergies plus Accelerated Revenue Growth Opportunities 4 Copyright 2019 Apergy. All rights reserved.

Transaction Summary ï,§ Apergy to combine in tax-free Reverse Morris Trust transaction with ChampionX, Ecolab’s Upstream Energy Business • Combined enterprise value of ~$7.3bn 1,2 Structure & • Apergy shareholders and existing Ecolab shareholders to own 38% and 62% of the combined entity, respectively Consideration • Total enterprise value for ChampionX of ~$4.4bn including ~$3.9bn 1 in newly issued Apergy shares and $480m in cash proceeds to Ecolab • Transaction value represents ~12.4x ChampionX 2019E EBITDA, ~10.3x including cost synergies; and less than 9.5x 2020E EBITDA including cost synergies ($75m of cost synergies) Merged Companyï,§ Global headquarters to remain in The Woodlands, TX ï,§ Apergy CEO Sivasankaran “Soma” Somasundaram to lead the combined entity along with executives from both companies, including Apergy CFO Jay Nutt as the CFO, and EVP of Ecolab’s Management Upstream business Deric Bryant as COO & Boardï,§ Daniel Rabun to continue as Chairman of the Board ï,§ Board comprised of 7 current Apergy and 2 Ecolab designated directors Timing & Closing ï,§ Subject to Apergy shareholder approval, regulatory approvals and customary closing conditions Conditionsï,§ Transaction anticipated to close by the end of the second quarter of 2020 5 1 Based on Apergy share price of $30.67 as of 12/18/2019. Copyright 2019 Apergy. All rights reserved. 2 Based on ~$1.0bn of pro forma net debt.

Merger of Complementary Leaders in Production Technologies & Services Production-ï,§ Leading provider of highly engineered equipment and ï,§ Global leader in onsite, technology driven, sustainable Focused technologies throughout the lifecycle of a well chemistry programs throughout the lifecycle of a well Heritage & ï,§ 60+ year heritage with the most trusted brandsï,§ 90 year heritage through Nalco and Champion Brands Customer ï,§ Intimate relationships with blue chip E&P operators and ï,§ Broad base of over 2,000 customers globally Base international and national oil companies Geographic ï,§ Strength in North Americaï,§ Global presence in over 55 countries Reach ï,§ Relentless customer focus and culture of safety and Cultureï,§ Uncompromising focus on safety and customers continuous improvement “Top Box” ï,§ Strong financial performance through-the-cycle, with Through-the-ï,§ Strong financial performance through-the-cycle, solid solid cash generation, low capital intensity, and high Cycle cash generation, and disciplined capital allocation recurring revenue Performance 6 Copyright 2019 Apergy. All rights reserved.

Apergy is a Premier, Independent Oilfield Equipment & Technology Company

Key Financial Metrics (2019E)[1]	
Revenue	~$1.1bn
Adjusted EBITDA	~$265m
Adjusted EBITDA Margin	~23%

Geography[2]


ROW
10%
Middle East
4%
Canada
7%
79%
U.S.

Product Line[2]


Drilling Technologies
23%
Digital Products
10%
7%
Other Production Equipment
60%
Artificial Lift Technologies

Presence Across the Wellsite

Drilling Technologies (23%)

- Diamond Drill Bit Insets
- Diamond Bearings

Production & Automation Technologies (77%)

Artificial Lift

- Progressive Cavity Pumps
- Rod Lift
- Plunger Lift
- ESP
- Gas Lift

Digital Products

- IIoT Enabled Technologies
- Optimization Software
- Remote Monitoring

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Copyright 2019 Apergy. All rights reserved.

[1] Based on Q4 2019 revenue guidance of $255m – $270m and adjusted EBITDA guidance of $53m – $63m as of October 23, 2019.
[2] Represents % of revenue for Full Year 2018.

ChampionX is a Global Leader in Onsite, Technology-Driven, Sustainable Chemistry Programs and Services

Key Financial Metrics (2019E)

Revenue	~$2.4bn
Adjusted EBITDA	~$350m
Adjusted EBITDA Margin	~15%

Geography[1]



LatAm
APAC
Europe
7%
4%
12%
U.S.
Canada
13%
49%
15%
Middle East & Africa

Product Line[1]



Specialty Performance
19%
81%
Oilfield Performance

Key Markets and Offerings Overview

Specialty Performance (19%)	Oilfield Performance (81%)			
Conventional & Shale	Onshore	Offshore	Deepwater	EOR, Oilsands, Midstream

- Drilling & completion
- Acidizing
- Cementing
- Hydraulic fracturing

- **Production Maximization** – Solutions for emulsions, foaming, viscosity reduction
- **Asset Integrity** – Solutions for corrosion, microbial control, hydrogen sulfide control
- **Flow Assurance** – Solutions for scale, hydrates, asphaltene and paraffin control
- **Water Management** – Solutions for water clarification and treatment

Well Drilling & Completion Chemistries

Production-Related Solutions and Services Delivered Through the Well Life Cycle

[1] Represents % of revenue for Full Year 2018.

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How Champion Creates Value for Customers Innovative, Tailored Chemistry Applied by On-site Technical Experts Backed by Leading Global Supply Chain Supported by a World-Class Safety Culture $ Unrivaled alue for tomers

ChampionX: Highly Differentiated, Proprietary Offering Combined with Large Global Sales & Service Force

Innovation Powerhouse Drives Ongoing Value Creation for Customers

- Develop cutting edge chemical and technology applications
- Supported by digital platforms that grow, optimize and protect customer assets

Revenue Driven by Products Developed in the Last 5 Years


~30%
~60 %
Oilfield Performance
Specialty Performance

More Than 1,700 Owned and Licensed Patents and 400+ Scientists & Technologists

Highly Trained Technical Experts Applying Our Differentiated Technology

- **Full-time deployment** of sales and service personnel on customer sites
- **Ongoing management** of chemical programs in our customers' unique and dynamic systems
- **Technical capabilities** across reservoir, production and midstream applications

2019 Production Chemicals Net Promoter Score[1]


26%
23%
CHAMPIONX
Industry Average

3,800 Sales, Service and Supply Chain Personnel

[1] Net Promoter Score is a measure of customer loyalty. Source: Kimberlite International Oilfield Research.

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ChampionX Has a Leading Position in the Global Oilfield Chemicals Segment Estimated Global Production Chemicals Market Share ChampionX benefits from top 3 leadership positions across key categories: – Corrosion management and control All Others – Scale management and control – Bacteria management and control – Oil and water separation – Wax and asphaltene management and control Competitor D – Water shut off and control Competitor C Competitor – H2S management and control Competitor A B – Hydrate management and control – Automated chemical control and reporting 11 Copyright 2019 Apergy. All rights reserved. Source: Kimberlite International Oilfield Research and company estimates.

High Exposure to Production Supports Relatively Stable and Recurring Revenue Through-The-Cycle


Drilling Technologies
Performance & Automation Technologies
Specialty Performance
Oilfield Performance
~20%[1]
~80%[1]
Cumulative Revenue per Well
Drilling & Completions
4 - 6 Weeks
Production
20+ Years
Life of Well
Apergy
CHAMPIONX

[1] Represents % of pro forma revenue for Full Year 2018.

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Copyright 2019 Apergy. All rights reserved.

Strategic Rationale Differentiated Portfolio of Complementary Products and Services with Well- 1 Known Brands 2 Creates a Global Leader in Production-Optimization Solutions 3 Broad & Diverse Global Customer Base Enhances Cross-Selling Opportunities + 4 Global Presence with Balanced Portfolio Across Regions and Production Types Platform to Deliver Production Optimization Solutions and Accelerate Digital 5 Adoption in the Oilfield Compelling Value Creation Through Expected Synergies and Strong Financial 6 Profile 13 Copyright 2019 Apergy. All rights reserved.

1 Differentiated Portfolio of Complementary Products and Services with Well-Known Brands Best in Class Products & Customer Service Iconic Brands ï,§ Diamond Drill Bitsï,§ Combined 160 year history of operational ï,§ Electrical Submersible Pumping (ESP) excellence, innovation and qualityï,§ Hydraulic & Gas Liftï,§ Rod Liftï,§ Digital Products and Solutions ï,§ Production Maximizationï,§ Asset Integrityï,§ Flow Assuranceï,§ Water Management Providing Customers with a Full Suite of Production Optimization Products on a Single Platform 14 Copyright 2019 Apergy. All rights reserved.

2 Creates a Global Leader in Production-Optimization Solutions

Production Products and Solutions Revenue[1]


~80% of Combined Company Revenue from
Production-Related Products and Solutions
APY PAT[2]
CX OFP[2]
Baker Hughes
Pro Forma Combined Company
Schlumberger
Weatherford
HALLIBURTON
Drilling
~20%
Production
~80%

Large, Growing and Relatively Stable Revenue Base

[1] Reflect 2019E revenue based on Spears estimates for Artificial Lift and Specialty Chemicals as of October 2019; Apergy and Ecolab Upstream revenue based on management estimates.
[2] APY PAT: Apergy Production & Automation Technologies; CX OFP: ChampionX Oilfield Performance.

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Copyright 2019 Apergy. All rights reserved.

2 Artificial Lift & Production Chemicals on a Single Platform to Enhance Customer Productivity Production Chemicals Reduce Artificial Lift Failures and Increase Equipment Run-life Creating Value for Customers Case Study Results: Combining Rod Lift with Artificial Lift Failures That Can Be Addressed Production Chemicals2 by Production Chemicals1 (Rod pump lifetime in days) Before Trial Rod Lift Systems 53% 616 APY After Trial PAT2 ~80% Gas Lift 36% CX Plunger Lift OFP2 26% 245 135 60 ESP 22% 0% 20% 40% 60% Case 1 Case 2 The Combined Company Will Have the Ability to Provide the Best Artificial Lift, Production Chemical and Digital Solution for Customers 16 1Source: Kimberlite International Oilfield Research. Copyright 2019 Apergy. All rights reserved. 2 Society of Petroleum Engineers whitepaper: Enhance Mean Time to Failure by Automating and Optimizing Continuous Chemical Injection in Moderate-Severe Corrosive Oil Field Well Applications.

3 Broad & Diverse Global Customer Base Enhances Cross-Selling Opportunities ï,§ Long-standing relationships NOCs with diverse, blue-chip customers ï,§ Increases weighting towards IOCs, NOCs, and large independents Oilfield Service ï,§ Combination results in significant cross-selling opportunities from combined customer base 17 Copyright 2019 Apergy. All rights reserved.

4 Global Presence with Balanced Portfolio Across Regions and Production Types Pro Forma Geography1 Pro Forma Onshore / Offshore Mix1 Latin APAC ROW United States: 59% Offshore America 1% 6% Middle East 3% 11% 20% & Africa U.S. Land Europe 9% 50% International 30% 59% 11% U.S. Land Canada International: 41% Substantial Recurring Revenue Base with Balanced Exposure to Global Onshore and Offshore Markets 18 Copyright 2019 Apergy. All rights reserved. 1 Represents % of revenue for Full Year 2018.

5 Platform to Deliver Production Optimization Solutions and Accelerate Digital Adoption in the Oilfield Fluid and Chemical Injection Optimization ï,§ Controlled dosing of chemicals for well optimization Chemical and performance Solutions ï,§ Scalable dosing solution for different lift types Chemical Pumps ï,§ Optimal gas injection software for higher yield Injection Skid Production Surveillance and Monitoring ï,§ Continuous reservoir monitoring Artificial Lift ï,§ Smart edge devices for the well site & Drilling ï,§ Field level optimization algorithmsï,§ Remote monitoring and control Predictive Failure Analysis of Production Equipment ï,§ Services to periodically review well performance Asset Integrity ï,§ Continuous equipment health monitoring Management through AI models ï,§ AI models deployed in the cloud for SERVICES prescriptive insights 19 Copyright 2019 Apergy. All rights reserved.

6 Compelling Value Creation Through Synergies

"Day 1" Cost Avoidance

- Public company cost avoidance

Cost of Goods Sold

- Production and supply chain initiatives
- Rooflines and footprint (facilities / yards) consolidation

G&A and Other

- Organization optimization
- Indirect savings from enterprise scale benefits

PLUS Incremental Sales Growth Opportunities

- Cross-selling of products and services
- Expanded international market penetration
- Enhanced go-to market with combined digital offerings

Run-rate Cost Synergy Estimate Within 24 Months of Closing


~$75m
Corp Cost Avoidance
Cost of Goods Sold
G&A and Others
Cost Synergies

Estimated Cost to Achieve Synergies Less Than One-Time Run-rate Cost Synergies

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Copyright 2019 Apergy. All rights reserved.

6 Strong Financial Profile Pro Forma Combined Company 2019E Revenue ~$1.1bn 1 ~$2.4bn ~$3.5bn 1 ~$690m2 (With Synergies) 2019E Adj. EBITDA ~$265m ~$350m ~$615m (Without Synergies) 1 ~20%2 (With Synergies) 2019E Adj. EBITDA Margin ~23% ~15% ~18% (Without Synergies) 2019E FCF Conversion3 ~45% – 50% ~60% – 65% ~55% – 60% 1 Based on Q4 2019 revenue guidance of $255m – $270m and adjusted EBITDA guidance of $53m – $63m as of October 23, 2019. 2 Includes ~$75m of expected potential run-rate cost synergies. 3 Free Cash Flow, a non-GAAP measure, is defined as cash provided by operating activities plus proceeds from sale of fixed assets and proceeds from sale of business minus capital expenditures. Free Cash Flow Conversion Ratio, a non-GAAP measure, is defined as Free Cash Flow divided by Adjusted EBITDA. ChampionX includes standalone adjustments and pro 21 Copyright 2019 Apergy. All rights reserved. forma interest expense assuming approximately $480m of net debt.

6 Transaction Reduces Cyclicality Compared to Stand-alone Apergy Combined Company % Change in Peak to Trough EBITDA of (60%) Compared to (74%) for Stand-alone Apergy ï,§ Lower decrease in peak to trough EBITDA % Change 2019E EBITDA as 2014 Peak to % at ChampionX driven by significant 2016 Trough EBITDA of 2014 Peak exposure to IOCs, NOCs, and International, Combined as well as production focus (60%) 59% Company ï,§ Combined Company to benefit from (51%) 58% expanded customer base, significant global footprint, and exposure to global (74%) 59% oil and gas basins including offshore and oil sands Focus on the Production Phase of the Well Results in Lower Cyclicality 22 Copyright 2019 Apergy. All rights reserved.

6 Strong Capital Structure and Disciplined Capital Allocation



Net Debt / Adj. EBITDA
Current Apergy[1]
Pro Forma[2]
1-Year Post-Close
~2.0x
~1.7x
~1.5x
~1.0x
Without Synergies
With Synergies[3]
Without Synergies

- Deleveraging transaction
- Maintain low capital intensity
- Significant free cash flow to support investment, growth and shareholder returns

[1] Represents net debt / LTM EBITDA as of September 30, 2019.
[2] Based on $589 million of debt and $41 million of cash at Apergy at September 30, 2019, plus approximately $492 million of assumed net debt at ChampionX and Combined Company 2019E pro forma adjusted EBITDA of approximately $615 million.
[3] Includes ~$75m of expected run-rate cost synergies.

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Combined Company is a “Top Box” Performer Key Attributes Combined Company Characteristics Top Box Performer ï,§ Business Mixï,§ Diversified business mix including higher Strategy exposure to production Stronger in Downturn Strong Across Periods ï,§ Low capital intensity ï,§ Relative revenue ï,§ Strong relative revenue stability given a stability during industry more diversified and differentiated Operations downturns product portfolioï,§ Favorable EBITDA ï,§ Ability to differentiate products and margin performance provide increased value to customers ï,§ Strong free cash flow ï,§ Strong conversion of EBITDA to free cash conversion flow ï,§ Reasonable leverageï,§ Maintenance of modest leverage through Financial / the cycle Capital Allocationï,§ Consistent & balanced ï,§ Consistent & balanced through cycle capital allocation policy allocation of capital between organic capital expenditures, mergers & Weaker Across Periods Stronger in Recovery acquisitions, and return of capital 24 Copyright 2019 Apergy. All rights reserved.

Summary of Transaction Benefits Creates Differentiated Portfolio of Production Focused Equipment and Chemical Solutions for Enhanced Customer Productivity Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets + Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Unique Opportunity to Drive Substantial Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Long-Term Value Creation Compelling Long-Term Value Creation to Shareholders through Expected Cost Synergies and Accelerated Revenue Growth Opportunities 25 Copyright 2019 Apergy. All rights reserved.